AMENDMENT TO CUSTODY AGREEMENT

This Amendment by and between UMB Bank, N.A. ("UMB"), as Custodian, and ProFunds and Access One Trust to the Custody Agreement dated as of November 6, 1997, as amended (the "Agreement"), is hereby entered into as of March 23, 2023.

WITNESSETH

WHEREAS, the parties have entered into the Agreement, and

WHEREAS, the parties wish to amend the Agreement as of the date hereof in the manner set forth below.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, UMB and ProFunds and Access One Trust hereby acknowledge and agree as follows:

1.Certain Definitions. Unless otherwise defined herein, capitalized terms used herein have the meanings specified in or pursuant to the Agreement.

(a)Amendment. A new Section 17 is hereby added to the Agreement as follows:

17.SWEEP OR AUTOMATED CASH MANAGEMENT.

Upon receipt of Instructions, the Custodian shall invest any otherwise uninvested cash of each Fund held by the Custodian in a money market mutual fund, a cash deposit product, or other cash investment vehicle made available by the Custodian from time to time, in accordance with the directions contained in such Instructions. A fee may be charged, or a spread may be received by the Custodian for investing the Fund's otherwise uninvested cash in the available cash investment vehicles or products. The Custodian shall have no responsibility to determine whether any purchases of money market mutual fund shares or any other cash investment vehicle or cash deposit product by or on behalf of a Fund under the terms of this section will cause the Fund to exceed the limitations contained in the 1940 Act on ownership of shares of another registered investment company or any other asset or portfolio restrictions or limitations contained in applicable laws or regulations or the Fund's prospectus. Each Fund agrees to indemnify and hold harmless the Custodian from all losses, damages and expenses (including reasonable attorneys' fees) suffered or incurred by the Custodian as a result of a violation by the Fund of the limitations on ownership of shares of another registered investment company or any other cash investment vehicle or cash deposit product.

2.Except as specifically amended hereby, all of the terms and conditions of the Agreement shall continue to be in full force and effect and shall be binding upon the parties in accordance with their respective terms.

3.Each of the parties hereby represents and warrants that:

(a)the representations and warranties contained in the Agreement are true on and as of the date hereof as if made by the party on and as of said date, and

(b)the execution, delivery and performance of this Amendment are within the party's corporate power and have been duly authorized by all necessary corporate action, and this Amendment constitutes the legal, valid and binding obligation of the party in accordance with its terms.

4.This Amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument.

5.This Amendment shall be construed in accordance with and be governed by the laws of the State of Missouri (without reference to choice of law doctrine) and the applicable provisions of the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed and delivered by their respective authorized officers as of the date appearing in the first paragraph above.

UMB Bank, N.A.	ProFunds
By: /s/ Amy Small	By:	/s/ Todd Johnson

Name: Amy Small	Name: Todd B. Johnson
Title: Executive Vice President	Title: President
Date: March 23, 2023	Date: March 23, 2023
Access One Trust
	By:	/s/ Todd Johnson
Name: Todd B. Johnson
Title: President
Date: March 23, 2023